FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of :  September, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated September 4, 2003, relating to the half year results to June 30, 2003.

Page 1 of 32 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR 3	Paris, September 4, 2003

Half year results to June 30, 2003

•	The group, with half year operating income on ordinary activities down 23%, maintains its expectations of a stable full year operating income, before currency fluctuations, due to the encouraging activity levels recently observed and to a more favorable overall pricing environment

The Board of Directors of Lafarge, chaired by Bertrand Collomb, meeting on September 3, 2003, closed the accounts for the half year ending June 30, 2003.

Group highlights

•

Negative currency impact due to the strong appreciation of the euro
Operating income on ordinary activities was down by 23% to €670 million, with the strong appreciation of the euro in the first half of the year reducing operating income on ordinary activities by 10%.
Operating income on ordinary activities at constant scope and foreign exchange dropped by 14% or €105 million, € 44 million of which are attributable to increased pension costs.

•	Decrease in operating income on ordinary activities entirely attributable to the first quarter
All the decrease in operating income is attributable to the first quarter 2003 – results for the second quarter 2003 are in fact in line compared with the second quarter 2002, despite an increase in pension costs.
The significant decrease in operating income in the first quarter 2003 was mainly due to an exceptionally harsh winter, especially in North America, while the winter in the first quarter 2002 was unusually mild.

•	Negative price effect in some difficult markets
The first half of 2003 was also impacted by the full absorption of a sharp price decrease in cement in Germany and the Philippines, which occurred during 2002. Both markets are now showing evidence of a positive price trend.

•	Lower net income mainly due to exceptional items
Net income in the first half 2003 is affected by an €86m drop in net exceptional items. Since July 1st we have announced further €110m in capital gains from disposals, thus erasing the distortions between June 30, 2002 and June 30, 2003

•	Encouraging recent activity levels and improvement in overall pricing environment
Operational performance continues to improve. The cost of fuel per ton of cement continued to decrease despite an unfavorable energy environment.
The encouraging activity levels recently observed and an overall more favorable pricing environment allow us to confirm our expectations of stable full year operating income on ordinary activities before currency fluctuations and barring unusual weather conditions at the end of the year.

Page 2 of 32 Total Pages

Consolidated accounts as at June 30, 2003

	June 30, 2003 € Million		June 30, 2002 € Million	Variation

Sales	6,350		7,203	–12%
Operating income on ordinary activities	670		868	–23%
Net income, Group share before goodwill amortization	208		368	–43%
Net income	148		291	–49%
Net income per share in €	1.1	*	2.3	–52%
Cash flow from operations	616		900	–32%
Group net debt	10,111	*	11,603	–13%

*These figures do not reflect the use of proceeds from the rights issue, which closed after the end of the period on July 15, nor the new shares issued.

Division highlights
(Excluding foreign exchange, depreciation and scope effects)

Cement:
Low prices led to a swing in profitability in Germany, where significant losses were reported, and in the Philippines, which recorded a near breakeven position. The difficult situation in Venezuela resulted in reduced operating income. Operating income decreased significantly in the United States due to the unfavorable weather conditions and the overall softening of the market. Strong increases in operating income were reported in Spain, Romania, Morocco, Brazil and Nigeria.

Blue Circle incremental synergies are on track for 2003.

Aggregates & Concrete:
North American operations reported a strong decrease in operating income due to the poor weather conditions and a weak market in several regions. Western Europe was slightly down with a strong UK performance not making up for the weaker aggregates market in France.

Roofing:
Results were down, mainly due to Germany and France. Restructuring of the German roofing business continued in the first half.

Gypsum:
Results were marginally down, mainly due to increased gas costs and difficult weather conditions at the start of the year in some of our main markets.

Page 3 of 32 Total Pages

Operating income on ordinary activities as at June 30, 2003

	June 30, 2003 € Million	June 30, 2002 € Million	Variation	Excluding foreign exchange, depreciation and scope effects

Cement	561	686	–18%	–6%
Aggregates and Concrete	52	85	–39%	–37%
Roofing	37	50	–26%	–21%
Gypsum	38	39	–3%	–12%
Other	–18	8	—	—
TOTAL	670	868	–23%	–14%

OUTLOOK

Bernard Kasriel, Chief Executive Officer of Lafarge, said:

“The contrast between a particularly harsh winter in the first quarter of 2003 and an exceptionally mild one in 2002 has distorted our half year results.

In an overall favorable pricing environment, we are pursuing our improvement in operational performance and our debt reduction program and are maintaining our selective allocation of capital expenditure and our asset disposal program of €400 to €600 million.

We are on track with these objectives and we reiterate our expectation of stable full year operating income before currency fluctuations and barring unusual weather conditions at the end of the year.”

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Véronique Doux:(+33) 1 44 34 19 47 veronique.doux@lafarge.com	James Palmer:(+33) 1 44 34 11 26 james.palmer@lafarge.com

Brunswick Rurik Ingram 44-20-7404 5959 Cell phone : 44-79-7498-2588 ringram@brunswickgroup.com	Danièle Daouphars:(+33) 1 44 34 11 51 daniele.daouphars@lafarge.com

Page 4 of 32 Total Pages

Practical information:

There will be a French press conference at 09.00 CET at Lafarge (61 rue des Belles Feuilles – 75016 Paris).

There will be a French language analyst presentation at 11.00 CET at Lafarge at 61 rue des Belles Feuilles, 75116 Paris. The presentation document will be in English, the presentation will be in French and there will be a live translation into English. This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in from France: + 33 1 70 99 32 98
- Dial in from the UK: +44 (0)20 8515 2325
- Toll free from the UK: 0800 279 22 80
- Dial in from the US: +1 416 640 4127
- Toll free from the US: 888 881 4892

Playback available online through www.lafarge.com or by phone from September 4, 2003 to September 9, 2003 at the following numbers:
- France playback number: +33 1 70 99 32 94 (pin code 132063#)
- UK playback number: +44 (0) 20 8797 2499 (pin code 933 931#)
- US toll free number: 877 289 8525 (pin code 210 16150#)

There will be an English analyst presentation at 17.00 UK time at Founders Hall, 1 Cloth Fair, London EC1. This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in number from UK: + 44 (0)20 8515 2330
- Dial in number from US: + 1 613 287 8027
- Toll free (from the US only): 800 814 4941

Playback facility available online through www.lafarge.com or by phone from September 4, 2003 to September 9, 2003 at the following numbers:
UK playback number: + 44 20 8797 2499 (code 935 163#)
US playback number: +1 303 590 3065 (code 210 16524#)
Toll free from the US only: 877 289 8525 (code 210 16524#)

Statements made in this press release that are not historical facts, including statements regarding our debt reduction target, our capital expenditure target, our plans for divestitures and our expected operating income are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 5 of 32 Total Pages

Euronext: LG, NYSE: LR	Paris, September 4, 2003

2003 FIRST HALF MANAGEMENT REPORT

GROUP RESULTS

Sales as at June 30, 2003 declined 11.9% to €6,350 million from €7,203 million at June 30, 2002 largely due to significant foreign currency variations which impacted sales by –10.9% (€791 million). Sales in the first half of the year were generally slower in the Northern hemisphere compared to 2002, due to harsh weather conditions during the winter and despite an encouraging pick up in June 2003.

The strong appreciation of the Euro has had a material translation impact on sales generated in the following currencies: US Dollar (€314 million), Pound Sterling (€68 million), Canadian Dollar (€60 million), Brazilian Real (€58 million), and the Malaysian Ringgit (€47 million). The net scope effect on sales amounted to –1.8% (€110 million) mainly as a consequence of the divestments realized in 2002. Sales in the first half from acquisitions amounted to €114 million. Divestments and the change in the consolidation method of Morocco at the end of 2002 resulted in a reduction in sales of €224 million.

Underlying sales were up +0.8% at the end of June.

Operating income on ordinary activities declined by 23% to €670 million versus €868 million as at June 30, 2002. The effect of foreign currency fluctuations on the first half 2003 operating income on ordinary activities totaled 10%. Scope and method changes amounted to €10 million, being a reduction arising from divestments and change in the consolidation method of Morocco of €31 million offset by the change in the estimated life of cement plants with a favorable impact of €41 million. Operating income excluding foreign exchange, cement depreciation change and scope effects was down 14%, of which the impact of the increase in pension costs was €44 million.

Page 6 of 32 Total Pages

By division, the operating results in the first half of 2003 were as follows:

CEMENT: 84% of total operating income at the end of June 2003

€ million	June 30, 2003	June 30, 2002	% variance	Excluding foreign exchange, depreciation change and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	3031	3551	–14.6%	+ 0.2%	+ 0.9%
Operating income on ordinary activities	561	686	–18.2%	–5.9%	—

Sales rose 0.9% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (–3.4% in Quarter 1 and +3.0% in Quarter 2).

After the harsh winter experienced in the first quarter and a slow start in April and May, there were some signs of a pick up in activity levels in June. Volumes sold by Lafarge in the first six months of 2003 totaled 51MT at current scope (compared to 52MT in the first six months of 2002.) Western Europe remains the Group's largest cement market with 30% of volumes sold, followed by Asia with 22%.

Operating income on ordinary activities of the Cement division was down by 18% to €561 million at the end of June 2003 compared to €686 million at the end of June 2002. Currency fluctuations had a negative impact of 13% being €95 million. At constant scope, depreciation method and exchange rates, operating income on ordinary activities from our operations fell by 5.9% of which 1.4% results from incremental pension costs. The impact of the change in the estimated life of cement plant assets had a favorable impact of €41 million on operating income. The change in the treatment of Morocco at the end of 2002, from the global to proportional consolidation method, reduced operating income in the Mediterranean basin by €21 million.

Western Europe - Operating income: €261 million
(€290 million end of June 2002)

Sales in Western Europe were stable overall by the end of June. Strong growth was seen in Spain, where the construction market continues to boom, and in Greece with record domestic sales in the run up to the Olympic Games. France and the UK saw some recovery in June, but Germany remains poor with the continued low level of prices.

Volumes sold totaled 15MT down 8% principally as a result of the divestment of the operations in Southern Spain. At constant scope volumes by the end of June had increased in all countries with the exception of France.

Operating income in Western Europe was down by 10% to €261 million. Currency fluctuations (pound sterling) had a negative impact on operating income of €6 million and the impact of the divestment of the operations in Southern Spain was €15 million. Operating income at constant scope, depreciation method and exchange rates was down by 8% compared to June 2002. Low prices in Germany led to a swing into a significant operating loss. In Greece, reduced export sales and prices resulted in a lower operating income.

In Spain, the continued buoyant market led to a strong increase in operating income. In the UK and France operating income was marginally down on June 2002 reflecting the slow start to the year, higher maintenance costs in France and pension costs in the UK.

Page 7 of 32 Total Pages

North America – Operating income: €54 million
(€88 million end of June 2002)

Sales
After the prolonged harsh winter the start to the North American construction season was delayed by a wet spring. Sales were therefore down in the first half with volumes down by 4%. Pricing in the US showed a modest decline, particularly due to pricing pressure in the South East and North East. Pricing in Canada was however favorable.

Operating income in North America declined by 39% to €54 million. Currency fluctuations had a negative impact on operating income of €15 million. At constant scope, depreciation method and exchange rates operating income in North America was down by 33%.

The drop in operating income occurred in the US operations, due to the unfavorable weather conditions and the overall softening of the market. Price weakness was also seen, particularly in the South East, Boston and Baltimore. On the cost side, lower fixed costs were offset by the increase in pension costs and higher electricity prices. In Canada, the stronger market and favorable price trends led to an increase in operating income.

Emerging Countries- Operating income: €246 million
(€308 million end of June 2002)

Sales
Positive sales trends were recorded overall. Volumes at current scope progressed by 3% to 28MT. Particularly good market conditions allowed strong growth in Romania, Morocco, Jordan, and across Africa. Favorable pricing trends in much of Latin America, South Korea and also India helped offset generally slower volumes. Malaysia recorded some recovery in the second quarter. Areas of weakness remain the Philippines, with very low prices, Venezuela where the unstable economic situation has led to a large fall in volumes and Poland, which is still experiencing a depressed construction market.

Operating income

•	In Central and Eastern Europe, operating income rose to €25 million (€21 million end of June 2002).

Operating income on ordinary activities continued to improve with an increase of 19% to €25 million. The impact of negative currency fluctuations on the region's operating income amounted to €4 million. Operating income at constant scope, depreciation method and exchange rates grew by 25%, with strong growth in Romania where both margins and operating income grew substantially due to favorable market conditions and positive pricing. Operating income in Poland slipped due to the difficult market conditions in spite of a reduction in fixed costs.

•	In the Mediterranean Basin, operating income for the region was €46 million (€66 million end of June 2002).

The operating income from the Mediterranean Basin countries decreased by €20 million to €46 million due to the change in accounting treatment of Morocco from global to proportionate consolidation (€21 million). The impact of negative currency fluctuations on the region's operating income amounted to €8 million. Operating income at constant scope, depreciation method and exchange, and excluding the impact of the Morocco accounting treatment change grew by 10%, due to strong demand levels in Morocco and in Jordan where sales have now recovered from the short impact of the Iraq war.

Page 8 of 32 Total Pages

•	In Latin America, operating income fell to €77 million (€117 million end of June 2002).

The operating income from Latin America was down 34% to €77 million. The negative foreign exchange rates impact on the region's operating income amounted to €44 million. The scope impact following the Brumado divestment in Brazil was €3 million. Operating income at constant scope, depreciation method and exchange grew by 5% due to favorable prices in Brazil in local currency. In Venezuela the local turmoil resulted in operating income being down by 29%. Honduras recorded a drop in operating income mainly due to production difficulties. A small decline was recorded in Chile, but underlying market trends are stable.

•	In Africa and the Indian Ocean, operating income increased strongly to €56 million (€47 million end of June 2002).

Operating income on ordinary activities in Sub-Saharan Africa and the Indian Ocean increased by 19% to €56 million. The negative foreign exchange impact on the region's operating income amounted to €4 million. At constant scope, depreciation method and exchange rates operating income grew by 33%. This increase was largely due to favourable pricing trends across the region, but particularly in Nigeria, South Africa and in South East African countries. Operating income in Kenya and Cameroon remained stable.

•	In Asia, operating income fell to €42 million (€57 million end of June 2002).

The Asia Pacific region saw operating income on ordinary activities fall by 26% to €42 million. The negative foreign exchange impact on the region's operating income amounted to €14 million. At constant scope, depreciation method and exchange rates operating income fell by 21%. Improvements in operating income in India, Indonesia and Malaysia were insufficient to offset the negative swing in results in the Philippines. In the Philippines, the fierce price competition led to a small operating loss being recorded. Operating income in South Korea and China were stable.

AGGREGATES & CONCRETE: 8% of total operating income, end of June 2003

€ million	June 30, 2003	June 30, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	1980	2218	–10.7%	+ 2%	+ 1.9%
Operating income on ordinary activities	52	85	–39%	–37%	—

•	Aggregates – Operating income: €23 million (€46 million end of June 2002)
•	Concrete – Operating income: €29 million (€39 million end of June 2002)

Sales rose 1.9% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (–0.6% in Quarter 1 and +3.3% in Quarter 2). Aggregates volumes at current scope were unchanged at 91MT in the first six months. Concrete volumes at current scope were down by 6% to 16M cubic metres.

Operating income on ordinary activities of the Aggregates & Concrete division declined by 39%, from €85 million to €52 million. At constant scope and exchange rates, operating income on ordinary activities declined by 37%. Currency fluctuations had a negative impact of 3%. The operating income for aggregates totaled €23 million down 50% from €46 million in 2002. While currency fluctuations had a negative impact of €2 million the remainder of the decline was mainly due to the weaker North American results. The operating income for Concrete totaled €29 million down from €39 million at the end of June 2002. Currency fluctuations had a negative impact of €2 million.

Page 9 of 32 Total Pages

Western Europe :

Sales rose in Western Europe driven by the UK and Spain. In the UK, the asphalt and paving business benefited from major contracts in progress and concrete sales also showed a good level of growth. Spain continues to have record sales. In France, sales at the end of June were marginally down despite positive pricing trends.

Operating income on ordinary activities was unchanged at €73 million. Operating income improved in concrete with the closure of the Germany business, but Aggregates in France declined due to weaker trading conditions offsetting improvements in the UK and Spain.

North America:

In North America, aggregates and concrete sales in the US were held back by poor weather conditions and weak levels of demand particularly in Colorado and Missouri. In Canada, where there is a stronger construction market, concrete sales recorded a strong level of sales growth; however, aggregate sales were adversely affected by poor weather conditions in the East and in Alberta.

Operating income on ordinary activities fell strongly to record a loss of €29 million (€7 million end of June 2002). The impact on operating income of the weakening dollar against the euro amounted to €3 million. These losses result largely from the very poor weather conditions experienced in the first five months of the year and the mixed market trends. The weak level of highway work in the Western US states led to increased losses in the portable highway paving operations; consequently the scope of our activity in this business has been reduced in Arizona, and discontinued in Utah and New Mexico. Costs were also increased by the rise pension costs.

Elsewhere in the world, operating income amounted to €8 million up from €5 million at the end of June 2002 due to the benefits generated from performance programmes especially in Turkey, South Africa and Malaysia.

ROOFING: 6% of total operating income, end of June 2003

€ million	June 30, 2003	June 30, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	679	722	–6%	–1.7%	–1.7%
Operating income on ordinary activities	37	50	–26%	–21%	—

Sales declined by 1.7% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (–3.2% in Quarter 1 and –0.6% in Quarter 2).

After unfavorable weather conditions at the beginning of the year, an improvement was seen in France, Austria and Malaysia.

Page 10 of 32 Total Pages

Western Europe:

Sales in Western Europe were down, with the exception of the UK, Italy and Austria. Weaker sales continued in France, Germany, Scandinavia and the Benelux, particularly for concrete tiles. Volumes of concrete roof tiles in Western Europe declined 1% to 32 million square meters, whereas volumes of clays tiles sold remained unchanged at 11 million square meters. Sales of roofing components decreased slightly. Chimney sales remained stable due to favorable pricing as volumes were marginally down by 1% to 1269 thousand km.

Operating income in Western Europe was down 41% to €26 million. The decline was most severe in Germany with a further drop in the market overall. At the same time the market for concrete tiles continues to erode vis à vis the demand for clay tiles. With the roll out of the restructuring programmes in the Division, the reduction in fixed and overhead costs has continued, being 7% lower at the end of June compared to 2002. In France operating income declined due to a slower market environment and weak industrial performance.

North America and other countries:

Sales in the United States continued to grow with volumes of concrete tiles sold rising by 4% to 9 million square meters. Elsewhere, volumes of concrete tiles sold fell by 10% to 16.3 million square meters with a slower market experienced in Malaysia in the early part of the first half.

Operating income rose to €11 million from €6 million. Operating income in the USA and Eastern Europe continued to show improvement, though Malaysia and China reported lower results.

GYPSUM: 6% of total operating income, end of June 2003

€ million	June 30, 2003	June 30, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	593	604	–1.7%	+ 1.5%	+ 1.8%
Operating income on ordinary activities	38	39	–2.6%	–11.6%	—

Sales rose 1.8% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (+1.9% in Quarter 1 and +1.6% in Quarter 2).

The increase in sales was due to overall positive growth in Western Europe and continuing strong growth in Asia, which offset lower sales in Germany, Poland and North America.

Western Europe:

Sales rose across Western Europe with the most buoyant market being in the UK.

Operating income on ordinary activities in Western Europe was stable at €37 million, with an improvement in Germany, largely due to the benefits resulting from the integration of the Gyproc operations and the restructuring actions we took in 2002.

Page 11 of 32 Total Pages

North America:

Sales in North America were held back by lower commercial construction and the effects of the severe weather. Prices edged up to average US$97 per thousand square feet in June. A price increase was announced in mid August and the initial signs are encouraging.

The operating loss of €13 million in the first half of 2003 showed a small increase on the previous year. Whilst wallboard production costs improved due to the idling of the Wilmington plant in Delaware, these savings were more than offset by increased natural gas prices as well as the impact of lower volumes.

Other countries:

Operating income on ordinary activities totaled €14 million compared to €13 million at the end of June in 2002. The favorable market trends in Asia and Australia allowed solid operating income to be generated. This largely offset the losses in Poland, which at the same level as at the end of June 2002, reflected the difficult market conditions being experienced.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: €–65 million (€+21 million end of June 2002)

The capital gains on disposals amounted to €8 million, compared to €101 million during the first half of 2002.

Non recurring costs totaled €73 million in the first half. Of this restructuring costs and write offs around the group's operations amounted to €45 million with €19 million relating to the Cement Division worldwide. Further closures and restructuring initiatives were rolled out in the Roofing Division, mainly in Germany, amounting to €18 million.

Net interest charges: €302 million (€264 million end of June 2002)

Interest costs on the Group's financing amounted to €268 million compared to €309 million in the first half of 2002 at an average interest rate of 5.0% at the end of June 2003. In the first half of 2002, overall financing costs were reduced due to the capitalization of new plant financing costs (€25 million) and positive foreign exchange gains (€8 million.) In 2003, fewer new plants were under construction, so capitalization was greatly reduced to €2 million. Foreign exchange losses amounted to €35 million, principally in Brazil due to the effect of the rebound of the real against the US dollar on local US dollar short term investments and in the UK due to the weaker pound sterling affecting local euro denominated debt.

Income tax charge: €63 million (€194 million end of June 2002)

The effective tax rate dropped to 21% compared to 31% at the end of June 2002, due to the recognition of tax-loss carry forwards of €27 million.

Income from equity affiliates: €5 million (€34 million end of June 2002)

The drop in the contribution from equity affiliates results mainly from the Group's share of losses at Carmeuse North America which amounted to €25 million, arising from the complete write off of the associated goodwill. The Cement Division's equity affiliates contributed €15 million, of which Molins contributed €5 million. The Roofing and Gypsum Divisions' equity affiliates generated €10 million.

Page 12 of 32 Total Pages

The share of minority interests in net income totaled €37 million (€97 million end of June 2002). The reduction in minority interests was due to the fall in net income in North America and the change in consolidation method of Morocco.

The amortization of goodwill amounted to €60 million (€77 million end of June 2002).

Net income, Group share: €148 million (€291 million end of June 2002)

Net income per share:€1.1 (€2.3 end of June 2002)

CASHFLOW STATEMENT

The cash flow from operations totaled €616 million (€900 million end of June 2002)

Capital expenditure and Investments totaled €372 million (€738 million end of June 2002) :

Sustaining capital expenditure totaled €186 million, relating to the ongoing upgrading of existing industrial operations around the world.

Capital expenditure for organic growth totaled €94 million, of which the most significant were cement projects such as the new dry line at Kujawy in Poland, the new line at Ewekoro in Nigeria, and our greenfield plant at Tetouan in Morocco.

Acquisitions totaling €92 million, of which the most significant (€43 million) was the completion by the Gypsum Division of the Gyproc acquisition in Germany early in the year.

Disposals of €88 million (€214 million end of June 2002) being made up of a variety of small divestments of none core assets.

BALANCE SHEET STATEMENT

These results do not reflect the proceeds from the rights issue which closed after the end of the period on July 15.

Total equity as at June 30, 2003stood at€8,738 million (€9,270 million end of Dec 2002).

The reduction from December 31, 2002, reflects the translation losses due to the continuing strengthening of the euro during the period and the dividend distribution; these being partially offset by the income generated in the period.

Net consolidated debt totaled €10,111 million (€10,216 million end of Dec 2002) down €105 million from December 31, 2002, resulting from the seasonal increase in working capital requirements being more than offset by the impact of currency fluctuations of €360 million.

OUTLOOK

Even though uncertainty remains on the economic climate for the remainder of the year, we have witnessed some recent improvement in activity in several markets, as well as the development of some signs of turnaround on the pricing front in Germany and the Philippines.

Page 13 of 32 Total Pages

We will continue to focus on our performance plans, which remain on track. In this context, and barring unusual weather conditions in the fourth quarter, the Group continues to expect that operating income from ordinary activities for 2003 will be stable compared to 2002, before the impact of foreign currency fluctuations.

Our capital expenditure and divestment programs are developing according to plan, so that our debt reduction target of €1 billion, excluding the proceeds of the recent rights issue, will be achieved.

Statements made in this press release that are not historical facts, including statements regarding our debt reduction target, our capital expenditure target, our plans for divestitures and our expected operating income are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 14 of 32 Total Pages

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	Jun-03	Jun-02

SALES	6,350	7,203

Cost of goods sold	(4,361)	(4,864)
Selling and administrative expenses	(875)	(937)

GROSS OPERATING INCOME	1,114	1,402

Depreciation	(444)	(534)

OPERATING INCOME ON ORDINARY ACTIVITIES	670	868

Gains on disposals, net	8	101
Other (expenses) income, net	(73)	(80)

OPERATING INCOME	605	889

Financial expenses, net	(302)	(264)

INCOME BEFORE INCOME TAX, SHARE OF NET INCOME OF EQUITY AFFILIATES, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	303	625

Income tax	(63)	(194)

INCOME BEFORE SHARE OF NET INCOME OF EQUITY AFFILIATES, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	240	431

Share of net income of equity affiliates	5	34
Amortization of goodwill	(60)	(77)
Minority interests	(37)	(97)

NET INCOME	148	291

EARNINGS PER SHARE (EUROS)	1.13	2.27

Average number of outstanding shares (in thousands)	130,959	128,402

Page 15 of 32 Pages

CONSOLIDATED BALANCE SHEETS

(in million euros)	Jun-03	Dec-02

Goodwill, net	4,327	4,633
Intangible assets, net	2,701	2,835
Property, plant and equipment, net	10,981	11,667
Investments in equity affiliates	633	652
Other investments	459	462
Long term receivables	870	919

Long term assets	19,971	21,168

Inventories, net	1,596	1,591
Accounts receivable-trade, net	2,212	1,816
Other receivables	1,028	955
Cash and cash equivalents	1,104	1,109

Current assets	5,940	5,471

TOTAL ASSETS	25,911	26,639

Common stock	532	532
Additional paid-in capital	4,546	4,546
Retained earnings	3,388	3,548
Cumulative translation adjustments	(1,939)	(1,645)

SHAREHOLDERS' EQUITY	6,527	6,981

Minority interests	2,081	2,155
Other equity	130	134

TOTAL EQUITY	8,738	9,270

DEFERRED TAXES	911	979

PROVISIONS	1,809	1,922

LONG-TERM DEBT	10,212	10,271

Accounts payable, trade	1,137	1,205
Other payables	2,101	1,938
Current portion of long-term debt	567	524
Short-term bank borrowings	436	530

CURRENT LIABILITIES	4,241	4,197

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	25,911	26,639

Page 16 of 32 Pages

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	Jun-03	Jun-02

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	148	291

Adjustments to reconcile net income to net cash provided by operating activities
Minority interests	37	97
Depreciation and amortization of goodwill	504	611
Share of net income of equity affiliates less dividend received	3	(28)
Gains on disposals, net (excluding those of equity affiliates)	(8)	(101)
Deferred income taxes and tax provisions	(82)	19
Other, net	14	11
Changes in operating working capital items	(237)	(245)

Net cash provided by operating activities	379	655

NET CASH USED IN INVESTING ACTIVITIES

Capital expenditures	(295)	(538)
Investment in consolidated companies(1)	(72)	(106)
Investment in non consolidated companies	(5)	(94)
Disposals(2)	88	214
Net (increase) decrease in long-term receivables	7	(27)

Net cash used in investing activities	(277)	(551)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Proceeds from issuance of common stock	16	76
Decrease (increase) in treasury stock	5
Increase (decrease) in other equity	—
Dividends paid (including those paid to minority interests in subsidiaries)	(376)	(365)
Proceeds from long-term debt	209	833
Repayment of long-term debt	(228)	(900)
Increase (decrease) in short-term debt	292	225

Net cash provided by (used in) financing activities	(82)	(131)

Increase (decrease) in cash and cash equivalents	20	(27)

Net effect of foreign currency translation on cash and cash equivalents	(25)	(121)
Cash and cash equivalents at beginning of year	1,109	1,201

Cash and cash equivalents at end of year	1,104	1,053

(1)	Net of cash and cash equivalents of companies acquired
(2)	Net of cash and cash equivalents of companies disposed of

Page 17 of 32 Pages

Consolidated Figures

Sales
(Millions of euros)	2003S1	2002S1	03/02

By geographical zone of destination

Western Europe	2,852	3,019	–6%
Central and Eastern Europe	291	262	11%
Emerging Mediterranean	251	333	–25%
North America	1,601	1,999	–20%
Latin America & the Caribbean	297	403	–26%
Sub Saharan Africa/Indian Ocean/Others	429	449	–4%
Asia/Pacific	629	738	–15%

By business line

Cement	3,031	3,551	–15%
Aggregates & Concrete	1,980	2,218	–11%
Roofing	679	722	–6%
Gypsum	593	604	–2%
Others	67	108	–38%

Total	6,350	7,203	–12%

Operating income on ordinary activities
(Millions of euros)	2003S1	2002	03/02

Western Europe	383	455	–16%
North America	11	84	–87%
Central and Eastern Europe	24	14	71%
Emerging Mediterranean	46	65	–29%
Asia/Pacific	53	70	–24%
Latin America & the Caribbean	82	121	–32%
Sub Saharan Africa/Indian Ocean/Others	71	59	20%

By business line

Cement	561	686	–18%
Aggregates & Concrete	52	85	–39%
Roofing	37	50	–26%
Gypsum	38	39	–3%
Others	–18	8	–325%

Total Operating income on ordinary activities	670	868	–23%

The geographical split of the total 41 million euros impact of the first 2003 semester of new assets life in cement is given in appendix (as well as change in consolidation method for Morocco)

Page 18 of 32 Pages

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2003S1	2002S1	03/02

Western Europe	15.2	16.5	–8%
North America	7.7	8.0	–4%
Central and Eastern Europe	3.6	3.0	20%
Emerging Mediterranean	4.8	5.1	–6%
Asia/Pacific	11.3	10.6	7%
Latin America & the Caribbean	3.0	3.4	–12%
Sub Saharan Africa/ Indian Ocean	5.3	5.0	7%

Total	50.9	51.6	–1%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)	2003S1	2002S1	03/02

Western Europe	1,049	1,160	–10%
North America	587	756	–22%
Central and Eastern Europe	171	151	13%
Emerging Mediterranean	207	274	–24%
Asia/Pacific	452	533	–15%
Latin America & the Caribbean	202	282	–28%
Sub Saharan Africa/Indian ocean/Others	363	395	–8%

Total consolidated sales	3,031	3,551	–15%

Sales by origin
(Millions of euros)	2003S1	2002S1	03/02

Western Europe	1,175	1,276	–8%
North America	661	839	–21%
Central and Eastern Europe	179	156	15%
Emerging Mediterranean	189	267	–29%
Asia/Pacific	444	540	–18%
Latin America & the Caribbean	226	315	–28%
Sub Saharan Africa/Indian ocean/Others	420	431	–3%

Total before elimination of intra-company sales	3,294	3,824	–14%
Total consolidated sales	3,031	3,551	–15%

Operating income on ordinary activities
(Millions of euros)	2003S1	2002S1	03/02

Western Europe	261	290	–10%
North America	54	88	–39%
Central and Eastern Europe	25	21	19%
Emerging Mediterranean	46	66	–30%
Asia/Pacific	42	57	–26%
Latin America & the Caribbean	77	117	–34%
Sub Saharan Africa/Indian ocean/Others	56	47	19%

Total	561	686	–18%

Page 19 of 32 Pages

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

Aggregates
(millions of tonnes)		2003S1	2002S1	03/02

Western Europe		37.2	36.1	3%
North America		45.9	47.5	–3%
Other countries		8.2	7.9	4%

Total		91.3	91.5	0%

Concrete		2003S1	2002S1	03/02
(millions of cbm)

Western Europe		7.1	7.5	–6%
North America		4.7	4.9	–4%
Other countries		4.6	5.0	–8%

Total		16.4	17.4	–6%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)		2003S1	2002S1	03/02

Aggregates & related products		834	917	–9%
Ready-mix concrete & concrete products		1,146	1,301	–12%

Total Aggregates & Concrete		1,980	2,218	–11%

of which	Western Europe	920	930	–1%
"	North America	834	1,020	–18%
"	Other countries	226	268	–16%

Sales by origin
(Millions of euros)		2003S1	2002S1	03/02

Aggregates & related products		842	925	–9%
Ready-mix concrete & concrete products		1,147	1,303	–12%

Total Aggregates & Concrete (bef elim of intra–comp. sales)		1,989	2,228	–11%

of which	Western Europe	926	937	–1%
"	North America	836	1,023	–18%
"	other countries	227	268	–15%
Total Aggregates & Concrete (consolidated)		1,980	2,218	–11%

Operating income on ordinary activities
(Millions of euros)		2003S1	2002S1	03/02

Aggregates & related products		23	46	–50%
Ready-mix concrete & concrete products		29	39	–26%

Total Aggregates & Concrete		52	85	–39%

of which	Western Europe	73	73	0%
"	North America	–29	7	–514%
"	other countries	8	5	60%

Page 20 of 32 Pages

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionaly consolidated
(millions of sqm)	2003S1	2002S1	03/02

Total	307	284	8%

Sales by origin (after elimination of intra-company sales)
(Millions of euros)	2003S1	2002S1	03/02

Total	593	604	–2%

of which Western Europe	354	336	8%
of which North America	107	135	–21%
of which other countries	132	133	–1%

Operating income on ordinary activities
(Millions of euros)	2003S1	2002S1	03/02

Total	38	39	–3%

of which Western Europe	37	37	0%
of which North America	–13	–11	–18%
of which other countries	14	13	8%

Page 21 of 32 Pages

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
		2003S1	2002S1	03/02

Concrete roof tiles	(millions of sqm)
Western Europe		32.0	32.3	–1%
North America		9.3	8.9	4%
other countries		16.3	18.1	–10%

Clay roof tiles
Europe	(millions of sqm)	11.1	11.1	0%

Chimneys	(thousands of kms)	1,269	1,278	–1%

Sales by origin (after elimination of intra-company sales)
(Millions of Euros)		2003S1	2002S1	03/02

Total		679	722	–6%

of which concrete roof tiles	Europe	245	254	–4%
"	North America	50	59	–15%
	Other countries	49	60	–18%
of which clay roof tiles		121	121	0%
of which chimneys		78	79	0%
of which other roofing products		136	149	–9%

Operating income on ordinary activities
(Millions of euros)	2003S1	2002S1	03/02

Total	37	50	-26%

Europe	26	44	-41%
of which Germany	6	15	-60%
of which other countries	20	29	-31%
Others	11	6	83%

Page 22 of 32 Pages

Others

Sales by origin (after elimination of intra-company sales)
(Millions of euros)	2003S1	2002S1	03/02

Others	67	108	–38%
Total	67	108	–38%

Operating income on ordinary activities
(Millions of euros)	2003S1	2002S1	03/02

Others	–18	8	–325%
Total	–18	8	–325%

Page 23 of 32 Pages

BCI total contribution

Sales
(Millions of euros)	2003S1	2002S1	03/02

By geographical zone of destination

Western Europe	504	546	–8%
North America	313	409	–23%
Central and Eastern Europe	4	5	–20%
Emerging Mediterranean	12	12	0%
Asia /Pacific	227	308	–26%
Latin America & the Caribbean	88	105	–16%
Sub Saharan Africa/Indian Ocean/Others	121	152	–20%

By business line

Cement	991	1,205	–18%
Aggregates & Concrete	266	325	–18%
Others	12	7	71%

Total	1,269	1,537	–17%

Estimated effect of former BCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)	2003S1	2002S1	03/02

Western Europe	93	106	–12%
North America	16	32	–50%
Central and Eastern Europe	0	0	n/a
Emerging Mediterranean	0	–1	100%
Asia/Pacific	25	35	–29%
Latin America & the Caribbean	20	26	–23%
Sub Saharan Africa/Indian Ocean/Others	12	5	140%

By business line

Cement	149	185	–19%
Aggregates & Concrete	9	17	–47%
Roofing	0	0	n/a
Gypsum	0	0	n/a
Others	8	1	n/a

Total Operating income on ordinary activities	166	203	–18%

Page 24 of 32 Pages

BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of tonnes)	2003S1	2002S1	03/02

Western Europe	6.3	6.7	–6%
North America	2.4	2.5	–4%
Central and Eastern Europe	0.1	0.2	–50%
Emerging Mediterranean	0.5	0.3	67%
Asia/Pacific	4.7	4.9	–4%
Latin America & the Caribbean	0.7	0.7	0%
Sub Saharan Africa/ Indian Ocean	1.8	1.9	–5%

Total	16.5	17.2	–4%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)	2003S1	2002S1	03/02

Western Europe	462	504	–8%
North America	173	239	–28%
Central and Eastern Europe	4	5	–20%
Emerging Mediterranean	12	12	0%
Asia/Pacific	185	249	–26%
Latin America & the Caribbean	34	44	–23%
Sub Saharan Africa/Indian ocean/Others	121	152	–20%

Total consolidated sales	991	1,205	–18%

Estimated effect of former BCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)	2003S1	2002S1	03/02

Western Europe	84	104	–19%
North America	11	18	–39%
Central and Eastern Europe	0	0	n/a
Emerging Mediterranean	0	–1	100%
Asia/Pacific	26	36	–28%
Latin America & the Caribbean	16	23	–30%
Sub Saharan Africa/Indian ocean/Others	12	5	140%

Total	149	185	–19%

Page 25 of 32 Pages

BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

Aggregates	2003S1	2002S1	03/02
(millions of tonnes)

Western Europe	0.1	0.1	0%
North America	5.2	5.2	0%
Other countries	1.4	1.2	17%

Total	6.7	6.5	3%

Concrete	2003S1	2002S1	03/02

(miliions of cbm)

Western Europe	0.6	0.7	–14%
North America	1.1	1.2	–8%
Other countries	2.4	2.5	–4%

Total	4.1	4.4	–7%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)		2003S1	2002S1	03/02

Aggregates & related products		31	38	–18%
Ready-mix concrete & concrete products		235	287	–18%

Total Aggregates & Concrete		266	325	–18%
of which	Western Europe	33	35	–6%
"	North America	140	170	–18%
"	Other countries	93	120	–23%

Estimated effect of former BCI units on Lafarge Group Operating

Income on Ordinary Activities

(Millions of euros)		2003S1	2002S1	03/02

Aggregates & related products		7	9	–22%
Ready-mix concrete & concrete products		2	8	–75%

Total Aggregates & Concrete		9	17	–47%
of which	Western Europe	1	1	0%
"	North America	5	14	–64%
"	other countries	3	2	50%
Divisional overheads

Page 26 of 32 Pages

BCI contribution Others

Sales by origin (after elimination of intra-company sales)

(Millions of euros)	2003S1	2002S1	03/02

Others	12	7	71%

Estimated effect of former BCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)	2003S1	2002S1	03/02

Others	8	1	n/a

Page 27 of 32 Pages

Group figures: impact of changes in methods

Operating income on ordinary activities: impact of change in depreciation life of cement assets and change in consolidation method for Morocco

	2003S1 impact	Morocco
(Millions of euros)	of cement	consolidated
	new assets life	proportionally
Western Europe	–15
North America	–8
Central and Eastern Europe	–3
Emerging Mediterranean	–6	22
Asia/Pacific	–6
Latin America / Caribbean	–3
Sub Saharan Africa/Indian Ocean/Others

By business line

Cement	–41	21
Aggregates & Concrete		1
Roofing
Gypsum
Others

Total Operating income on ordinary activities	–41	22

Page 28 of 32 Pages

Cement: impact of changes in methods

Operating income on ordinary activities: impact of change in depreciation life of cement assets and change in consolidation method for Morocco

	2003S1 impact	Morocco
(Millions of euros)	of cement	consolidated
	new assets life	proportionally

Western Europe	–15
North America	–8
Central and Eastern Europe	–3
Emerging Mediterranean	–6	21
Asia/Pacific	–6
Latin America & the Caribbean	–3
Sub Saharan Africa/Indian ocean/Others	0

Total	–41	21

Page 29 of 32 Pages

Aggregates & Concrete: impact of changes in methods

Operating income on ordinary activities: impact of change in consolidation method for Morocco
		Morocco
(Millions of euros)		consolidated
		proportionally

Aggregates & related products
Ready-mix concrete & concrete products		1

Total Aggregates & Concrete		1
of which	Western Europe
"	North America
"	other countries	1

Page 30 of 32 Pages

Group figures: incremental pension costs

Operating income on ordinary activities: incremental pension costs

(Millions of euros)	2003S1

By business line

Holding level	29
Cement	8
Aggregates & Concrete	6
Gypsum	1

Total Operating income on ordinary activities	44

Page 31 of 32 Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 4, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 32 of 32 Total Pages